Exhibit 99.3

NORTH ATLANTIC VALUE

LIMITED LIABILITY PARTNERSHIP

Ground Floor, Ryder Court, 14 Ryder Street,

London SW1Y 6QB

Telephone: 020 7747 5678 Facsimile: 020 7747 5647

10 October 2005

Robert M. Thornton, Jr.

Dr. Steven J. Baileys

Karen B. Brenner

Gene E. Burleson

C. Michael Ford

Michael W. Hall

Howard E. Turner

James J. Mulligan

SunLink Health Systems, Inc

900 Circle 75 Pkwy

Suite 1120

Atlanta, GA 30339

USA

Dear Board Members

North Atlantic Value LLP is a member of a group of investors that owns approximately 16% of the outstanding common stock of SunLink Health Systems, Inc (“SunLink”).

We are confident that SunLink’s intrinsic value is significantly higher than its stock price. Therefore, we hereby propose to acquire all outstanding shares of SunLink for $10.25 per share in cash, subject only to due diligence and satisfaction of customary conditions. This offer is not subject to any financing and would be fully funded by cash on hand and existing lines of credit. In addition, if due diligence leads us to conclude that a higher offer price is justified, we would consider increasing our offer.

We ask that you support our offer in view that the significant benefit that it will provide to all shareholders. Please contact the undersigned to schedule a due diligence review.

Yours sincerely

/s/ Christopher Mills
Christopher Mills
Chief Investment Officer for and on behalf of
North Atlantic Value LLP